Organigram Announces Conversion of $98 Million Debentures Into Common Shares

MONCTON, FEBRUARY 27, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), announced today that the Company has elected to exercise its right under the indenture (the "Indenture") governing the Company's 6.0% convertible unsecured debentures due January 31, 2020 (the "Debentures") to convert (the "Conversion") all of the principal amount outstanding of the remaining Debentures on April 1, 2019 (the “Conversion Date”) into common shares of the Company (the "Common Shares").

Pursuant to the terms of the Indenture, the Company may force the conversion of the Debentures at the conversion price of $5.42 per Common Share when the volume weighted average trading price (“VWAP”) of the Common Shares on the TSX Venture Exchange (the "Exchange") for 10 consecutive trading days exceeds $7.05.

As of close of markets February 26, 2019, the VWAP of the Common Shares on the Exchange for 10 consecutive trading days exceeded $7.05. The Conversion is scheduled to be effective on or around April 1, 2019. Therefore, on April 1, 2019, the estimated remaining total of approximately $98,024,000 (face value) of Debentures outstanding will be converted into approximately 18,085,608 Common Shares, and accrued interest (less any required deductions or withholdings) will be paid. The Corporation will not issue fractional Common Shares on the Conversion. Instead, the Corporation shall, in lieu of delivering a certificate representing such fractional interest, make a cash payment to the holder of an amount equal to the fractional interest in accordance with the Indenture.

The Company has provided the holders of the Debentures at least 30 days advance written notice of the Conversion.

Holders of the Debentures can voluntarily convert their Debentures in accordance with the terms of the Indenture prior to the Conversion Date. The Company estimates that the Conversion will save approximately $4.9 million in cash interest payments that would have otherwise been payable if the outstanding Debentures were held to maturity. The Conversion will also eliminate a significant liability from the Company’s balance sheet.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis‐derived products in Canada.

Organigram is focused on producing the highest‐quality, indoor‐grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including the value of outstanding debentures as at the Conversion Date, could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

or

Paolo De Luca
Chief Financial Officer
paolo.deluca@organigram.ca